Exhibit 99.1

For Immediate Release

NORSAT AWARDED $3.5M PORTABLE SATELLITE TERMINAL CONTRACT FROM MAJOR EURASIAN DEFENSE CONTRACTOR

Vancouver, British Columbia – February 19, 2015 -- Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that a Tier 1 Eurasian defense contractor, has signed a $3.5 million agreement to purchase a range of Norsat’s portable satellite terminals to provide high performance military communications for an Eurasian Ministry of Defense (“MOD”). This order highlights the broad capabilities of the company’s product offerings, including the adoption of one of the company’s newest innovations, the 0.9m Journey Manpack terminal.

As part of this agreement, the customer will purchase multiple products from Norsat including the recently announced 0.9m Journey Manpack, the 1.2m Rover™, the 1.8m SigmaLink™ terminal, the 1.2m VSAT antenna bundle, as well as the 0.75m and 1m shipboard terminals for the Army and Navy. This broad portfolio of satellite technology showcases Norsat’s ability to deliver a full solution to its military customers. Norsat expects to ship the majority of the terminals in late 2015 with follow on deliveries throughout 2016.

The 0.9m Journey Manpack consists of an easily portable, rapidly deployable, satellite terminal that weighs less than 25 kilograms. The Rover is an ultra-lightweight fly-away satellite terminal with unsurpassed reliability, advanced assisted-acquire technology, and a flexible deployment platform. The SigmaLink is a transportable satellite terminal ideally suited to provide broadband connectivity for base camps or other prolonged missions where assignments are temporary, but deployment is protracted. Norsat’s VSAT bundle is an easy to use fixed satellite terminal that provides data connectivity to remote areas for Internet connectivity. Norsat’s MarineLink shipboard terminals offer a 3-axis operating platform and a 360 degree high-speed tracking antenna that ensures a reliable link in even the most difficult sea conditions.

Dr. Amiee Chan, chief executive officer of Norsat, commented, “We are extremely pleased to be supplying this Tier 1 customer with a broad portfolio of satellite terminal technologies that meet the high specifications required. Over the last number of years, we have made concerted efforts to invest and develop technology to further diversify our product offerings to meet the expanding needs of customers around the globe. This order is the culmination of more than two years of work and reinforces the expanding strength that we believe is capable from our military business moving forward. We look forward to building off the momentum of this order as we move throughout 2015.”

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com